EXHIBIT 12

SINCLAIR BROADCAST GROUP, INC AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF

EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010, 2009, 2008, and 2007

(DOLLARS IN THOUSANDS)

	2011	2010	2009	2008	2007

Income (loss) before (provision) benefit for income taxes from continuing operations	$121,373	$115,851	$(170,460)	$(369,884)	$33,132
Adjustments:
(Earnings) loss of equity investees	(3,269)	4,861	(354)	2,703	(601)
Dividends and distributions of income from equity investees	6,031	999	1,028	1,693	3,051
Total interest expense (a)	106,128	116,046	80,021	87,634	102,228
Portion of rents representative of the interest factor (b)	1,302	1,241	1,379	1,438	1,679
Earnings (loss), as adjusted	$231,565	$238,998	$(88,386)	$(276,416)	$139,489

Fixed charges:
Total interest expense (c)	$106,692	$118,407	$81,739	$88,396	$102,228
Portion of rents representative of the interest factor	1,302	1,241	1,379	1,438	1,679
Total fixed charges	$107,994	$119,648	$83,118	$89,834	$103,907

Preferred stock dividends	—	—	—	—	—
Total combined fixed charges and preferred stock dividends (d)	$107,994	$119,648	$83,118	$89,834	$103,907

Ratio of earnings to fixed charges (e)	2.14	2.00	—	—	1.34

Ratio of earnings to combined fixed charges and preferred stock dividends (e)	2.14	2.00	—	—	1.34

(a)               Consists of interest expense on all debt, including amortization of debt discount/premium and amortization of deferred financing costs.

(b)               Management believes this portion is representative of the interest factor.

(c)                Consists of interest expense on all debt, including amortization of debt discount/premium and amortization of deferred financing costs, as well as capitalized interest.

(d)               There was no preferred stock issued or outstanding for any period presented in the table.

(e)                Due to the losses for 2009 and 2008, the ratio coverage was less than 1.1 for those respective years.  The deficiency of earnings to cover fixed charges was $171.5 million and $366.3 million for 2009 and 2008, respectively.